STROOCK

February 12, 2013

Ms. Anne Nguyen Parker

Mr. Paul Monsour

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	PBF Holding Company LLC Registration Statement on Form S-4 Filed January 14, 2013 File No. 333-186007 Registration Statement on Form S-1 Filed January 23, 2013 File No. 333-186156

Dear Ms. Parker:

On behalf of our client, PBF Holding Company LLC (the “Company”), set forth below are responses to your comment letter dated February 11, 2013, regarding the above-referenced (a) Registration Statement on Form S-4 (the “S-4 Registration Statement”) and (b) Registration Statement on Form S-1 (the “S-1 Registration Statement” and together with the S-4 Registration Statement, the “Registration Statements”). In connection with this letter, the Company is filing via EDGAR Amendment No. 1 to each of the Registration Statements to reflect the following responses to the Staff’s comments and certain general updates.

For your convenience, the Staff’s comments are set forth below in italics, followed by the responses on behalf of the Company. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1 to the applicable Registration Statement.

Registration Statement on Form S-4 Filed January 14, 2013

General

1.	We note that your outside counsel provided the supplemental letter stating that you are registering the exchange offer in reliance on our position contained in the Exxon Capital

Securities and Exchange Commission

line of No-Action Letters. As such representations must come from the issuer, please provide this letter with your next amendment.

Response:

The Company acknowledges the Staff’s comment and has provided a supplemental letter attached to this response letter as Annex I stating that they are registering the exchange offer in reliance on the Commission’s position contained in the Exxon Capital, Morgan Stanley and Shearman & Sterling no action letters, which includes the representations contained in the Morgan Stanley and Sherman & Sterling no action letters.

Prospectus Summary, page 1

The Exchange Offer, page 9

2.	Please supplement your “Security” disclosure by stating that there are circumstances other than repayment or discharge of the notes under which the collateral securing the notes and guarantees will be released automatically.

Response:

The Company has revised its disclosure in response to the Staff’s comment on page 14 of Amendment No. 1 to the S-4 Registration Statement and on page 11 of Amendment No. 1 to the S-1 Registration Statement.

Exchange Offer, page 45

Conditions to the Exchange Offer, page 48

3.	We note your language that you “will not be required to accept for exchange, or exchange any new notes for, any old notes and we may terminate or amend the exchange offer as provided in this prospectus prior to the expiration date.” We further note your statement that “[t]hese conditions are for our sole benefit, and we may assert them or waive them in whole or in part at any time or at various times in our sole discretion” (emphasis added). All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer. Please confirm your understanding of this and revise the language as necessary.

Response:

The Company has revised its disclosure in response to the Staff’s comment on page 50 of Amendment No. 1 to the S-4 Registration Statement.

Securities and Exchange Commission

Management, page 114

Executive Compensation, page 119

4.	We note your statement on page 114 that “Messrs. Nimbley, Gayda, D. Lucey, M. Lucey and Dill also serve as the sole directors and officers of PBF Holding and PBF Finance.” On page 119, you state that “Our named executive officers for 2012 were Thomas D. O’Malley, Executive Chairman of the Board of Directors, Thomas J. Nimbley, Chief Executive Officer, Matthew C. Lucey, Senior Vice President, Chief Financial Officer, Donald F. Lucey, Executive Vice President, Chief Commercial Officer, and Michael D. Gayda, President.” Please clarify whether Mr. O’Malley or Mr. Dill serves as one of your executive officers. If Mr. O’Malley is not an executive officer of PBF Holding, in each instance where he is discussed, including the summary compensation table, please clarify his role with respect to the registrant. In addition, please explain why you discuss on pages 138-139 the compensation of the directors of PBF Energy, rather than the compensation of the directors of PBF Holding.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that both Mr. O’Malley and Mr. Dill serve as executive officers of the Company and Mr. Dill also serves as a director of the Company.

Mr. O’Malley serves as Executive Chairman of the Board of Directors of PBF Energy Inc. (NYSE: PBF). PBF Energy Inc. is the managing member of the Company’s direct parent, PBF Energy Company LLC. Mr. O’Malley also serves as an executive officer (but not as a director) of the Company with the title “Executive Chairman,” and, in such capacity, Mr. O’Malley is an “officer who performs a policy making function” for the Company as contemplated by the definition of “Executive Officer” set forth in Rule 3b-7 of the Securities Exchange Act of 1934, as amended.

While Mr. Dill is also an executive officer of PBF Holding, Mr. Dill is not a “named executive officer” as defined under Item 402(a)(3) of Regulation S-K because he is neither the principal executive officer or the principal financial officer, nor one of the Company’s three most highly compensated executive officers other than the principal executive officer or the principal financial officer.

The Company has revised its disclosure to clarify Mr. O’Malley’s position and title on pages 115, 118, 127, 130, 144 and elsewhere in Amendment No. 1 to the S-4 Registration Statement and on pages 105, 108, 117, 120, 134, 223 and elsewhere in Amendment No. 1 to the S-1 Registration Statement.

In response to the Staff’s comment regarding the discussion of the compensation of the directors of PBF Energy Inc., rather than the compensation of the directors of the Company, the Company has revised its disclosure on page 137 of Amendment No. 1 to the S-4 Registration Statement and on page 127 of Amendment No. 1 to the S-1 Registration Statement to remove the discussion regarding the compensation of the directors of PBF Energy Inc. and solely disclose the compensation of the directors of the Company.

Securities and Exchange Commission

Material United States Federal Income Tax Consequences, page 133

5.	Given the tax-free nature of the exchange offer, please tell us why you have not filed an opinion of counsel addressing the tax matters of the exchange offer. Please refer to the requirements of Item 601(b)(8) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 229 of Amendment No. 1 to the S-4 Registration Statement to include the opinion of counsel and has filed an opinion as Exhibit 8.1 to Amendment No. 1 to the S-4 Registration Statement that confirms the revised disclosure on page 229 is the opinion of counsel.

Registration Statement on Form S-1 Filed January 23, 2013

General

6.	Please address comment 3 above in this Form S-1.

Response:

In response to the Staff’s comments, the Company has made changes to Amendment No. 1 to the S-1 Registration Statement as described above.

* * * *

In connection with the above, the Company acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned at (212) 806-5793 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Securities and Exchange Commission

Sincerely,

/s/ Todd E. Lenson Todd E. Lenson, of Stroock & Stroock & Lavan LLP

cc:	Jeffrey Dill, Esq.

Annex I

PBF HOLDING COMPANY LLC

PBF FINANCE CORPORATION

ONE SYLVAN WAY, SECOND FLOOR

PARSIPPANY, NEW JERSEY 07054

February 12, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Anne Nguyen Parker

Re:	PBF Holding Company LLC PBF Finance Corporation Amendment No. 1 to Registration Statement on Form S-4 File No. 333-186007

Ladies and Gentlemen:

This letter supplements Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”) of PBF Holding Company LLC and PBF Finance Corporation (together, the “Issuers”), with respect to an offer to exchange (the “Exchange Offer”) the Issuers’ 8.25% Senior Secured Notes, which were originally issued on February 9, 2012 (the “Old Notes”), for new notes (the “New Notes”) with terms substantially identical to the Old Notes but which have been registered under the Securities Act of 1933, as amended (the “Securities Act”). In connection with the Registration Statement, the Issuers hereby confirm and represent as follows:

1.	The Issuers are registering the Exchange Offer in reliance on the Staff’s position and representations set forth in Shearman & Sterling, SEC No-Action Letter (available July 2, 1993), Morgan Stanley & Co., Inc., SEC No-Action Letter (available June 5, 1991), and Exxon Capital Holding Corp., SEC No-Action Letter (available May 13, 1988) (together, the “No Action Letters”).

2.	The Issuers have not entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer and, to the best of the Issuers’ knowledge and belief, each person participating in the Exchange Offer is acquiring the New Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer. In this regard, the Issuers will make each person participating in the Exchange Offer aware (through the prospectus or the letter of transmittal) that, if such person is tendering Old Notes in the Exchange Offer with the intention of participating in any manner in a distribution of the New Notes, such person (i) cannot rely on the Staff position enunciated in the No Action Letters or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act, in connection with a secondary resale transaction. The Issuers acknowledge that such a secondary resale transaction by such person participating in the Exchange Offer for the

Securities and Exchange Commission

purpose of distributing the New Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 or Item 508, as applicable, of Regulation S-K.

3.	The Issuers will make each person participating in the Exchange Offer aware (through the prospectus or the letter of transmittal) that any broker-dealer that will receive New Notes for its own account in exchange for Old Notes that were acquired as a result of market-making activities or other trading activities may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes.

4.	Neither the Issuers nor any of its affiliates have entered into any arrangement or understanding with any broker-dealer to distribute the New Notes.

5.	The Issuers will include in the letter of transmittal to be acknowledged by an exchange offeree in order to participate in the Exchange Offer a provision to the effect that if the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer will acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes received in respect of such Old Notes pursuant to the Exchange Offer. The letter of transmittal also will include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

* * * *

In connection with the above, the Issuers acknowledge that:

1. The Issuers are responsible for the adequacy and accuracy of the disclosure in the filing;

2. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. The Issuers may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

Sincerely,

/s/ Jeffrey Dill
Name:	Jeffrey Dill
Title:	Officer

cc: Todd Lenson, Esq.